BANCO ITAÚ HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MEETING OF THE FISCAL COUNCIL
OF JULY 31, 2006

                     On July 31, 2006, at the company's head office, at 11:30 a.m., the effective members of the Fiscal Council of BANCO ITAÚ HOLDING FINANCEIRA S.A., met under the presidency of Prof. Iran Siqueira Lima, with the purpose of examining the financial statements for the period from January to June of 2006.

                     Following due examination of the said financial statements, the Fiscal Councilors resolved to register the following opinion:

“	The effective members of the Fiscal Council of BANCO ITAÚ HOLDING FINANCEIRA S.A., having perused the financial statements for the period from January to June of 2006, have verified the accuracy of all the items examined, understanding them to adequately reflect the company’s capital structure, financial position and the activities conducted during the period, recommending that they be approved by the company’s Board of Directors.”

                     There being no further matter for discussion, the meeting was declared concluded and its work completed. The relative minutes having been transcribed, read and approved, were signed by all those present. São Paulo-SP, July 31, 2006. (signed) Iran Siqueira Lima – President; Alberto Sozin Furuguem and Fernando Alves de Almeida – Councilors.

ALFREDO EGYDIO SETUBAL Investor Relations Officer